 Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 28, 2022, with respect to the consolidated financial statements of Adevinta ASA as of and for the years ended December 31, 2021 and 2020 appearing in the Annual Report on Form 10-K/A of eBay Inc. filed on May 10, 2022 and incorporated by reference in the Registration Statement (Form S-3) and related Prospectus of eBay Inc. for the registration of debt securities, common stock, preferred stock, warrants, depositary shares or purchase contracts, as well as units that include any of these securities.

/s/ Ernst & Young AS

Oslo, Norway

February 24, 2023